Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
OvaScience Securities Corporation	Massachusetts
OvaScience Bermuda Limited	Hamilton, Bermuda
OvaScience Limited	London, England
EPC Healthcare Limited	London, England
OvaScience Canada Inc.	New Brunswick, Canada
OvaScience Saglik Hizmetleri Limited Sirketi	Istanbul, Turkey
OvaScience Japan GK	Tokyo, Japan
OvaScience Panama, S. de R.L.	Panama, Panama